FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	May 12, 2008	WRITER’S DIRECT LINE 414.297.5662 sbarth@foley.com EMAIL
VIA EDGAR		CLIENT/MATTER NUMBER 017330-0119

Mr. Gary Todd
Reviewing Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Bucyrus International, Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed February 29, 2008 File No. 001-00871

Dear Mr. Todd:

        On behalf of our client, Bucyrus International, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated April 29, 2008 (the “Comment Letter”), with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Form 10-K for the fiscal year ended December 31, 2007

Report of Independent Registered Accounting Firm, page 45

1.	We note that the report of independent registered public accounting firm does not identify the name of your auditor. We also see that the report presented on page 44 of Exhibit 13 and the consent filed as exhibit 23 also do not identify your auditor. Please revise the reports and the consent to include the conformed signature of the auditor, as required by Article 2 of Regulation S-X and Regulation S-T.

        We respectfully advise the Staff that the Company inadvertently excluded the conformed signature of Deloitte & Touche LLP, the Company’s independent registered public accounting firm (“D&T”), from the Company’s Form 10-K filing due to a technical EDGAR oversight. At the time of the filing of the Form 10-K, the Company was in possession of signed copies of both the report of D&T presented on page 44 of Exhibit 13 and the consent of D&T filed as Exhibit 23. We are supplementally providing the Staff with signed copies of the reports and consent of D&T as provided by D&T in connection with the Company’s Form 10-K. Although D&T was not referenced in the body of the reports or the consent as filed with the Form 10-K due to the technical EDGAR oversight, the Form 10-K included reference to D&T in Item 9A, Controls and Procedures, located on page 42; Item 15, Exhibits and Financial Statement Schedules, located on page 44; and the Exhibit Index beginning on page 49. We respectfully advise the Staff that the Company will include in all relevant future filings the conformed signature of its independent registered public accounting firm on the reports and consent of such firm.

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

Mr. Gary Todd
May 12, 2008

Exhibit 13

Consolidated Financial Statement

Note B – DBT Acquisition, page 16

2.	It appears that the aggregate purchase price disclosed on page 16 for your acquisition of DBT includes the assumption of $450 million of liabilities and $122 million of deferred tax liability from the acquisition. Under paragraph 51(d) of SFAS 141, you should disclose the cost of the acquired entity. Under paragraph 35 of SFAS 41, an acquiring equity should allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition. Paragraph 37(g) of SFAS 141 provides general guidance for assigning amounts to assets acquired and liabilities assumed. Paragraph 38 of SFAS 141 discusses the recognition of a deferred tax asset or liability in a business acquisition. Please revise future filings to disclose the cost of the acquired entity as determined under SFAS 141 and clarify that you properly valued assumed liabilities and the deferred tax liability recorded in the acquisition.

        We respectfully advise the Staff that the Company accounted for the acquisition of DBT in accordance with SFAS 141. The Company valued liabilities assumed based on the provisions of SFAS 141. Specifically, deferred tax liabilities were recognized based on the difference between the assigned values and the tax bases of the recognized assets acquired. The Company will revise all relevant future filings to reflect the total acquisition cost of DBT as well as to clearly indicate how the Company valued assumed liabilities and deferred taxes, effective with revised disclosure in Note 3 to the Company’s Notes to Consolidated Condensed Financial Statements in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

Note O – Commitments, Contingencies, Credit Risks and Concentrations, page 39

3.	Regarding your product and asbestos liabilities, please revise future filings to give an estimate of the possible loss or range of loss or state that such an estimate cannot be made, in accordance with paragraph 10 of SFAS 5.

        We respectfully advise the Staff that at the time a liability associated with a product liability claim or asbestos case becomes probable and can be reasonably estimated, the Company accrues for the liability by a charge to earnings. For all other claims or cases, the Company cannot make an estimate of the costs associated with the matters due to the inherent uncertainties in the litigation process. The Company will revise all relevant future filings to provide this disclosure, effective with revised disclosure in Note 12 to the Company’s Notes to Consolidated Condensed Financial Statements in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

Mr. Gary Todd
May 12, 2008

        If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662, Craig R. Mackus at (414) 768-4267 or Mark J. Knapp at (414) 768-4813.

Very truly yours, /s/ Steven R. Barth Steven R. Barth

cc:	Brian Cascio Kristin Lochhead Securities & Exchange Commission Craig R. Mackus Mark J. Knapp Scott S. Cramer Bucyrus International, Inc. Benjamin F. Garmer, III Foley & Lardner LLP

Bucyrus International, Inc.
P.O. Box 500
1100 Milwaukee Avenue
South Milwaukee, WI 53172-0500

May 8, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Bucyrus International, Inc. Form 10-K for the year ended December 31, 2007 Filed February 29, 2008 File No. 001-00871

Ladies and Gentlemen:

        Bucyrus International, Inc. (the “Company”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 29, 2008 with respect to the above-referenced filing, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
BUCYRUS INTERNATIONAL, INC.
/s/ Craig R. Mackus
Craig R. Mackus
Chief Financial Officer and Secretary